Free Writing Prospectus pursuant to Rule 433 dated May 27, 2020

Registration Statement No. 333-219206

Autocallable Buffered S&P 500® Index-Linked Notes due
OVERVIEW

The notes do not bear interest. The notes will mature on the stated maturity date unless they are automatically called on any call observation date commencing in      2021. Your notes will be automatically called on a call observation date if the closing level of the S&P 500® Index on such date is greater than or equal to the initial underlier level (set on the trade date and may be higher or lower than the actual closing level of the underlier on that date), resulting in a payment on the corresponding call payment date equal to (i) the face amount of your notes plus (ii) the product of $1,000 times the applicable call premium amount.

If your notes are not automatically called, the amount that you will be paid on your notes on the stated maturity date will be based on the performance of the underlier as measured from the trade date to and including the determination date. If the final underlier level on the determination date is greater than or equal to the initial underlier level, the return on your notes will be positive and you will receive the maximum settlement amount of between $1,282.6 and $1,331.5 for each $1,000 face amount of your notes. If the final underlier level declines by up to 10% from the initial index level, you will receive the face amount of your notes.

If the final underlier level declines by more than 10% from the initial underlier level, the return on your notes will be negative and you will lose approximately 1.1111% of the face amount of your notes for every 1% that the final underlier level has declined below 90% of the initial underlier level.

You could lose a significant portion of the face amount of your notes.

The return on your notes is capped.  If the notes are automatically called, the maximum payment you would receive for each $1,000 face amount of your notes is equal to (i) $1,000 plus (ii) the product of $1,000 times the applicable call premium amount. If your notes are not automatically called, the maximum payment you would receive on the stated maturity date for each $1,000 face amount of your notes is between $1,282.6 and $1,331.5.

You should read the accompanying preliminary pricing supplement dated May 26, 2020, which we refer to herein as the accompanying preliminary pricing supplement, to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc.

KEY TERMS
CUSIP/ISIN:	40057C4A6 / US40057C4A60
Company (Issuer):	GS Finance Corp.
Guarantor:	The Goldman Sachs Group, Inc.
Underlier:	the S&P 500® Index (current Bloomberg symbol: “SPX Index”)
Trade date:
Settlement date:	expected to be the fifth scheduled business day following the trade date
Determination date:	expected to be between 36 months following the trade date
Stated maturity date:	expected to be the second scheduled business day following the determination date

Hypothetical Payment on a Call Payment Date*

If your notes are automatically called on the first call observation date (i.e., on the first call observation date the closing level of the underlier is greater than or equal to the initial underlier level), the amount in cash that we would deliver for each $1,000 face amount of your notes on the applicable call payment date would be the sum of $1,000 plus the product of the applicable call premium amount times $1,000. If, for example, the closing level of the underlier on the first call observation date were determined to be 120% of the initial underlier level, your notes would be automatically called and the amount in cash that we would deliver on your notes on the corresponding call payment date would be 109.42% of the face amount of your notes or $1,094.2 for each $1,000 of the face amount of your notes.

* assumes a call premium amount for such call payment date set at the bottom of the call premium amount range

Hypothetical Payment Amount At Maturity†

The Notes Have Not Been Automatically Called
Hypothetical Final Underlier Level (as a % of the Initial Underlier Level)	Hypothetical Payment Amount at Maturity (as a % of Face Amount)
200.000%	128.260%
150.000%	128.260%
120.000%	128.260%
100.000%	128.260%
99.999%	100.000%
95.000%	100.000%
90.000%	100.000%
75.000%	83.333%
50.000%	55.556%
25.000%	27.778%
0.000%	0.000%
†assumes a maximum settlement amount of $1,282.6

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

Payment amount at maturity (for each $1,000 face amount of your notes):

●if the underlier return is positive or zero (the final underlier level is greater than or equal to the initial underlier level), the maximum settlement amount;

●if the underlier return is negative but not below -10% (the final underlier level is less than the initial underlier level, but not by more than 10%), $1,000; or

●if the underlier return is negative and is below -10% (the final underlier level is less than the initial underlier level by more than 10%), the sum of (i) $1,000 plus (ii) the product of (a) the buffer rate of approximately 111.11% times (b) the sum of the underlier return plus 10% times (c) $1,000

Company’s redemption right (automatic call feature):

if a redemption event occurs, then the outstanding face amount will be automatically redeemed in whole and the company will pay an amount in cash on the following call payment date, for each $1,000 of the outstanding face amount, equal to the sum of (i) $1,000 plus (ii) the product of $1,000 times the applicable call premium amount specified under “Call observation dates” below

Redemption event:	a redemption event will occur if, as measured on any call observation date, the closing level of the underlier is greater than or equal to the initial underlier level
Initial underlier level:	to be determined on the trade date and may be higher or lower than the actual closing level of the underlier on that date
Final underlier level:	the closing level of the underlier on the determination date
Underlier return:	the quotient of (i) the final underlier level minus the initial underlier level divided by (ii) the initial underlier level, expressed as a percentage
Buffer rate:	the quotient of the initial underlier level divided by 90% of the initial underlier level, which equals approximately 111.11%
Call premium amount:	with respect to any call payment date, the applicable call premium amount specified in the table set forth under “Call observation dates” below
Maximum settlement amount:	expected to be between $1,282.6 and $1,331.5
Call observation dates:	expected to be the dates specified as such in the table below, commencing approximately thirteen months after the trade date
	Call Observation Dates	Call Payment Dates	Call Premium Amount
	, 2021	, 2021	9.42% - 11.05%
	, 2022	, 2022	18.84% - 22.1%

Call payment dates:	expected to be the second scheduled business day after each call observation date, which call payment dates are specified as such in the table set forth under “— Call observation dates” above
Estimated value range:	$940 to $970 (which is less than the original issue price; see accompanying preliminary pricing supplement)

About Your Notes

GS Finance Corp. and The Goldman Sachs Group, Inc. have filed a registration statement (including a prospectus, as supplemented by the prospectus supplement, underlier supplement no. 7, general terms supplement no. 6,993, product supplement no. 1,741 and preliminary pricing supplement listed below) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus, prospectus supplement, underlier supplement no. 7, general terms supplement no. 6,993, product supplement no. 1,741 and preliminary pricing supplement, and any other documents relating to this offering that GS Finance Corp. and The Goldman Sachs Group, Inc. have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at sec.gov. Alternatively, we will arrange to send you the prospectus, prospectus supplement, underlier supplement no. 7, general terms supplement no. 6,993, product supplement no. 1,741 and preliminary pricing supplement if you so request by calling (212) 357-4612.

The notes are part of the Medium-Term Notes, Series E program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This document should be read in conjunction with the following:

•	Preliminary pricing supplement dated May 26, 2020
•	Product supplement no. 1,741 dated July 10, 2017
•	General terms supplement no. 6,993 dated November 22, 2019
•	Underlier supplement no. 7 dated May 22, 2020
•	Prospectus supplement dated July 10, 2017
•	Prospectus dated July 10, 2017

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

RISK FACTORS

An investment in the notes is subject to risks. Many of the risks are described in the accompanying preliminary pricing supplement, accompanying product supplement no. 1,741, accompanying general terms supplement no. 6,993, accompanying underlier supplement no. 7, accompanying prospectus supplement and accompanying prospectus. Below we have provided a list of certain risk factors discussed in such documents. In addition to the below, you should read in full “Additional Risk Factors Specific to Your Notes” in the accompanying preliminary pricing supplement, “Additional Risk Factors Specific to the Underlier-Linked Autocallable Notes” in the accompanying product supplement no. 1,741, “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement no. 6,993, “Additional Risk Factors Specific to the Notes” in the accompanying underlier supplement no. 7, as well as the risks and considerations described in the accompanying prospectus supplement and accompanying prospectus.

The following risk factors are discussed in greater detail in the accompanying preliminary pricing supplement:

▪

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes

▪	The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor
▪

The Amount You Will Receive on a Call Payment Date or on the State Maturity Date is Not Linked to the Closing Level of the Underlier at Any Time Other Than on the Applicable Call Observation Date or the Determination Date, as the Case May Be

▪	You May Lose Your Entire Investment in the Notes
▪	The Amount You Will Receive on a Call Payment Date or on the Stated Maturity Date, as the Case May Be, Will Be Capped
▪	Your Notes Are Subject to Automatic Redemption
▪	Your Notes Do Not Bear Interest
▪	You Have No Shareholder Rights or Rights to Receive Any Underlier Stock
▪	You Have No Shareholder rights or Rights to Receive Any Underlier Stock
▪	We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price
▪	The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors
▪

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected

▪	Your Notes May Be Subject to an Adverse Change in Tax Treatment in the Future
▪	United States Alien Holders Should Consider the Withholding Tax Implications of Owning the Notes
▪

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

The following risk factors are discussed in greater detail in the accompanying product supplement no. 1,741:

▪	Your Notes May Not Have an Active Trading Market
▪	If the Levels of the Underlier, Basket of Underliers or Lesser Performing Underliers Change, the Market
Value of Your Notes May Not Change in the Same Manner

The following risk factors are discussed in greater detail in the accompanying general terms supplement no. 6,993:

▪	If the Value of an Underlier Changes, the Market Value of Your Notes May Not Change in the Same Manner
▪	The Return on Your Notes Will Not Reflect Any Dividends Paid on Any Underlier, or Any Underlier Stock, as Applicable
▪	Other Investors in the Notes May Not Have the Same Interests as You
▪

Anticipated Hedging Activities by Goldman Sachs or Our Distributors May Negatively Impact Investors in the Notes and Cause Our Interests and Those of Our Clients and Counterparties to be Contrary to Those of Investors in the Notes

▪	Goldman Sachs’ Trading and Investment Activities for its Own Account or for its Clients Could Negatively Impact Investors in the Notes
▪	Goldman Sachs’ Market-Making Activities Could Negatively Impact Investors in the Notes
▪	You Should Expect That Goldman Sachs Personnel Will Take Research Positions, or Otherwise Make Recommendations, Provide Investment Advice or
Market Color or Encourage Trading Strategies That Might Negatively Impact Investors in the Notes
▪

Goldman Sachs Regularly Provides Services to, or Otherwise Has Business Relationships with, a Broad Client Base, Which May Include the Sponsors of the Underlier or Underliers or Constituent Indices, As Applicable, or the Issuers of the Underlier Stocks or Other Entities That Are Involved in the Transaction

▪	The Offering of the Notes May Reduce an Existing Exposure of Goldman Sachs or Facilitate a Transaction or Position That Serves the Objectives of Goldman Sachs or Other Parties
▪	Past Performance is No Guide to Future Performance
▪	The Calculation Agent Will Have the Authority to Make Determinations That Could Affect the Market Value of Your Notes, When Your Notes Mature and the Amount, If Any, Payable on Your Notes
▪	The Policies of an Underlier Sponsor, if Applicable, and Changes that Affect an Underlier to Which Your Notes are Linked, or the Constituent Indices or Underlier

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

Stocks Comprising Such Underlier, Could Affect the Amount Payable on Your Notes and Their Market Value
▪	The Calculation Agent Can Postpone the Determination Date, Averaging Date, Call Observation Date or Coupon Observation Date If a Market
Disruption Event or Non-Trading Day Occurs or Is Continuing
▪	Certain Considerations for Insurance Companies and Employee Benefit Plans

The following risk factors are discussed in greater detail in the accompanying underlier supplement no. 7:

▪

Except to the Extent The Goldman Sachs Group, Inc. is One of the Companies Whose Common Stock Comprises an Underlier, and Except to the Extent That We or Our Affiliates May Currently or in the Future Own Securities of, or Engage in Business With, the Applicable Underlier Sponsor or the Underlier Stock Issuers, There Is No Affiliation Between The Underlier Stock Issuers or Any Underlier Sponsor And Us

The following risk factors are discussed in greater detail in the accompanying prospectus supplement:

▪	The Return on Indexed Notes May Be Below the Return on Similar Securities
▪	The Issuer of a Security or Currency That Serves as an Index Could Take Actions That May Adversely Affect an Indexed Note
▪	An Indexed Note May Be Linked to a Volatile Index, Which May Adversely Affect Your Investment
▪	An Index to Which a Note Is Linked Could Be Changed or Become Unavailable
▪	We May Engage in Hedging Activities that Could Adversely Affect an Indexed Note
▪	Information About an Index or Indices May Not Be Indicative of Future Performance
▪	We May Have Conflicts of Interest Regarding an Indexed Note

The following risk factors are discussed in greater detail in the accompanying prospectus:

Risks Relating to Regulatory Resolution Strategies and Long-Term Debt Requirements

▪	The application of regulatory resolution strategies could increase the risk of loss for holders of our debt securities in the event of the resolution of Group Inc.
▪	The application of Group Inc.’s preferred resolution strategy could increase the losses incurred by holders of our debt securities

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.